Nuveen Technology Opportunities Fund
333 West Wacker Drive
Chicago, Illinois 60606
June 6, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington D.C. 20549
Re:	Nuveen Technology Opportunities Fund
(File Nos. 333-199902, 811-23009)

Ladies and Gentlemen:
On behalf of Nuveen Technology Opportunities Fund (the "Fund"), we request, pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), the withdrawal of the Fund's registration statement on Form N-2, together with all exhibits thereto (File No. 333-199902 and 811-23009), which was filed with the U.S. Securities and Exchange Commission (the "Commission") on November 6, 2014 (via EDGAR Accession No. 0001193125-14-399629) and as amended on Form N-2/A, together with all exhibits thereto, on January 7, 2015 (via EDGAR Accession No. 0001193125-15-003671) (collectively, the "N-2 Filing").
We believe that withdrawal of the N-2 Filing is consistent with the public interest and the protection of investors because:  (1) the filing was prepared in connection with a proposed initial public offering of the Fund's shares that is no longer contemplated; (2) no securities were sold in connection with this offering; and (3) the filing did not become effective.  The Fund requests, in accordance with Rule 457(p) under the 1933 Act, that all fees paid to the Commission in connection with the N-2 Filing be credited for future use.  The Fund understands that, pursuant to Rule 477(b) of the 1933 Act, this application of withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Fund that the application for withdrawal has not been granted.
If you have any questions regarding this application for withdrawal, do not hesitate to contact David Glatz of Stradley Ronon Stevens & Young LLP at (312) 964-3502.
Sincerely,
Nuveen Technology Opportunities Fund
By:	/s/ Gifford Zimmerman
Name:	Gifford Zimmerman
Title:	Vice President and Secretary